SPIRIT INTERNATIONAL, INC.

2620 Regatta Drive, Suite 102

Las Vegas, NV 89128

March 25, 2015

Via Edgar

Re:	Spirit International, Inc.
Amendment to Registration Statement on Form S-1
Filed February 11, 2015
File No. 333-197056

After careful consideration and To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated February 19, 2015 concerning Spirit International, Inc. (the “Company”), and the Amendment to Registration Statement on Form S-1 referenced above.

Prospectus Cover Page

1. We reissue comment one from our letter dated January 26, 2015. Please limit your cover page to a single page that includes all required information. In this respect, we note that certain legends continue to be located on page two.

We have notified our edgarizer to help facilitate.

Use of Proceeds, page 14

2. We note the amount allocated to the repayment to New World Distillery. However, we note that at lower levels of proceeds you have not allocated any proceeds or less than the total amount of the debt to this repayment. Please clarify how the company determined the amounts allocated and whether the company may change the allocation of the proceeds to repay this debt.

Management has determined that it is in the best interest of the company to focus our efforts on operating costs. As such we determined that in the event we are unable to meet our maximum goal, as a business decision, we have chosen to allocate less to repayment of the debt in relation to actual operating expenses. The reason for this determination is that management believes that without building operations and actual revenues the Company will be unable to meet any of its long term obligations. We have weighed the risks associated with possible default on the debt against the risks of failed operations and have chosen a sliding scale of reduced allocation to the loan payment. We believe that successful operations will lead to revenues and will overcome short term debts and possible liabilities associated with default.

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Plan of Distribution, page 16

3. We note your response to comment five from our letter dated January 26, 2015 and we partially reissue the comment. We continue to note your reference to five days on page 17. Please advise how this time period complies with Rule 10b-9, which requires the “prompt” return of funds from escrow upon termination of the offering.

We have revised this section to state that funds will be returned from escrow within 2 days upon the termination of the offering.

Security Ownership of Certain Beneficial Owners and Management, page 31

4. We note your response to comment 10 of our letter dated January 26, 2015 and we reissue the comment as we are unclear how you have addressed our comment in your prospectus. We continue to note that there are two footnotes 3. Also, the column to which footnote four refers does not appear to represent the percentage owned after the offering assuming the maximum is sold. Please reconcile.

We have deleted the reference to footnote 4 and placed the reference to footnote 3 in the correct column.

Spirit International, Inc., Interim Financial Statements, page F-1

5. Please update to include unaudited interim financial statements for the three month period ended December 31, 2014 and for the period from March 10, 2014 (inception) to December 31, 2014. See Rule 8-08 of Regulation S-X. Also please update management’s discussion and analysis which discusses the updated periods presented.

The financial statements have been updated, as has management’s discussion and analysis.

Exhibit 99.2

6. Please revise your Exhibit to reflect the terms of this offering. In this regard, we note, nonexclusively, the stated total offering proceeds, the offering termination date, and Escrow Agent compensation. In addition, clarify whether each shareholder will be required to enter into the escrow agreement. Lastly, please revise the subscription agreement to update for the new escrow agent.

The total offering proceeds are contained in the first recital of the Escrow Agreement. The termination date of the offering is set forth in paragraph 3 of the Escrow Agreement. The Escrow Agent’s compensation is set forth in paragraph 4.3 of the Escrow Agreement. On page 18, under “Procedures and Requirements for Subscription,” it makes clear that each subscribing shareholder is to complete the escrow agreement. Specifically, the language reads:

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“Investors can purchase common stock in this offering by completing an Escrow Stock Agreement (attached hereto as Exhibit 99.2) and sending it together with payment in full to “Law Offices of William R. Eilers, Esq., Client Trust Account f/b/o Spirit International, Inc.” 169 NE 43rd Street, Miami, FL 33137.”

The subscription agreement refers to the new escrow agent, William Eilers, Esq.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/Zur Dadon/
Zur Dadon, President
Spirit International, Inc.

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